UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BUZZFEED, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

12430A300
(CUSIP Number)

Thomas J. Reid Chief Legal Officer and Secretary Comcast Corporation One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12430A300

1.		NAMES OF REPORTING PERSONS Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO (See Item 3)
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,000,000 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68% (See Item 5)
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 12430A300
1.		NAMES OF REPORTING PERSONS NBCUniversal, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO (See Item 3)
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,000,000 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68% (See Item 5)
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 12430A300

1.		NAMES OF REPORTING PERSONS NBCUniversal Media, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO (See Item 3)
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,000,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,000,000 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68% (See Item 5)
14.		TYPE OF REPORTING PERSON OO

Amendment No. 4 to Schedule 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Comcast Corporation, NBCUniversal, LLC and NBCUniversal Media, LLC (collectively, the “Reporting Persons”) on December 13, 2021, as amended by Amendment No. 1 filed with the SEC on February 1, 2023, Amendment No. 2 filed with the SEC on February 6, 2023 and Amendment No. 3 filed with the SEC on February 21, 2023 (collectively, “Schedule 13D”). This Amendment No. 4 amends, supplements and restates the Schedule 13D as specifically set forth herein. This Amendment No. 4 does not restate disclosures in the Schedule 13D that are not being amended and should be read in conjunction with the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 4 relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of BuzzFeed, Inc., a Delaware corporation (the “Issuer”). On May 22, 2024, the Reporting Persons sold 3,176,923 shares of Class A Common Stock in the open market.

This Amendment is filed to reflect the changes in the outstanding ownership held by the Reporting Persons.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to update the name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons as set forth on Schedule A to this Amendment No. 4. None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A to this Amendment No. 4 has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 4, 2023, the Reporting Persons acquired 1,200,000 shares of Class A Common Stock pursuant to the terms of the Amended and Restated Escrow Agreement (the “Escrow Agreement”) dated as of December 3, 2021 and entered into by and among (i) PNC Bank, National Association; (ii) NBCUniversal Media, LLC; (iii) Jonah Peretti; and (iv) Jonah Peretti, LLC. Pursuant to the terms of the Escrow Agreement, because the daily volume-weighted average price of one share of Class A Common Stock of the Issuer for the 15 consecutive trading days ending on December 1, 2023 was less than $12.50 per share, the Convertible Rights (as defined in the Escrow Agreement) converted into 1,200,00 shares of Class A Common Stock for no consideration. The Escrow Agreement expired on December 3, 2023.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated as follows:

(a)	The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule are incorporated herein by reference. As of May 22, 2024, the Reporting Persons shared beneficial ownership of an aggregate of 2,000,000 shares of Class A Common Stock of the Issuer, which is equal to approximately 5.68% of the outstanding shares of Class A Common Stock of the Issuer, based on 35,240,395 shares of Class A Common Stock of the Issuer that were outstanding as of May 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (the “Issuer’s Most Recent Quarterly Report”). However, the Reporting Persons’ 2,000,000 shares of Class A Common Stock represent less than 2% of the total voting power of all outstanding shares of the Issuer’s Class A Common Stock, Class B Common Stock and Class C Common Stock on a combined basis, as of May 10, 2024, based on information disclosed in the Issuer’s Most Recent Quarterly Report.

Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Class A Common Stock of the Issuer.

(b)	The response of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Class A Common Stock of the Issuer which they may be deemed to beneficially own.

(c)	Except as described in Item 3 of this Schedule, which is incorporated herein by reference, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the shares of Class A Common Stock of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2024

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

NBCUNIVERSAL, LLC

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Senior Vice President and Assistant Secretary

NBCUNIVERSAL MEDIA, LLC

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Senior Vice President and Assistant Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS(1)

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Comcast Corporation (“Comcast”) are set forth below. If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Comcast.(2) All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Directors

Kenneth J. Bacon	Partner at RailField Partners, a financial advisory and asset management firm

Thomas J. Baltimore, Jr.	Chairman, President and Chief Executive Officer of Park Hotels & Resorts, a lodging and real estate investment trust

Madeline S. Bell	President and Chief Executive Officer of The Children’s Hospital of Philadelphia, a top-ranked children’s hospital

Louise F. Brady	Co-Founder and Managing Partner of Piedmont Capital Partners, LLC, Piedmont Capital Partners II, LLC and Piedmont Capital Investments, LLC

Edward D. Breen	Chief Executive Officer and Executive Chairman of DuPont de Nemours, Inc., a provider of technology-based materials and solutions

Gerald L. Hassell	Former Chief Executive Officer of The Bank of New York Mellon, a financial services corporation

Jeffrey A. Honickman	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd., a bottling and distribution company

Wonya Y. Lucas	Former Chief Executive Officer of Hallmark Media Networks

Maritza G. Montiel	Former Deputy Chief Executive Officer and Vice Chairman of Deloitte LLP, a multinational accounting and professional services firm

Asuka Nakahara	Partner at Triton Atlantic Partners, a real estate advisory firm and investment vehicle

David C. Novak	Founder of David Novak Leadership, Inc., which provides online leadership training

Brian L. Roberts	Chairman and Chief Executive Officer

Executive Officers

Jason S. Armstrong	Chief Financial Officer; Director, NBCUniversal, LLC

Michael J. Cavanagh	President

Jennifer Khoury	Chief Communications Officer

Daniel C. Murdock	Executive Vice President, Chief Accounting Officer and Controller

Thomas J. Reid	Chief Legal Officer and Secretary; Director, NBCUniversal, LLC

Brian L. Roberts	Chairman and Chief Executive Officer; Chairman, NBCUniversal, LLC

Notes:

(1)

Certain of the individuals identified on this Schedule A may have beneficial ownership of de minimis amounts of Class A Common Stock of the Issuer held in investment accounts for which such individuals hold discretionary authority. The Reporting Persons disclaim beneficial ownership of any such shares.

(2)	NBCUniversal Media, LLC does not have a board of directors, and is managed by NBCUniversal, LLC as its sole member. The directors of NBCUniversal, LLC are identified where noted above.